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                                       SFI
                            ------------------------
                            STANDARD FINANCIAL, INC.
                                     [LOGO]

                                                                June 21, 1996


Dear Stockholder:

     We are very pleased to announce that the Company's board of directors has adopted the Standard Financial, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers you a convenient way to purchase additional shares of the Company's common stock on a regular basis, automatically. Once you have enrolled in the Plan by completing and returning the enclosed Stockholder Authorization Card, you will be eligible to have all, or a portion of all, of the dividends paid by the Company on your shares of common stock reinvested into additional shares of common stock of the Company. You will also be eligible to make additional purchases of shares of the Company's common stock through the Plan.

     The Plan is administered by Harris Trust and Savings Bank (the "Agent") and is more fully described in the enclosed Prospectus. To participate in the Plan with respect to the dividend to be paid by the Company in August, 1996, the enclosed Stockholder Authorization Card must be received by the Agent on or before July 31, 1996. A pre-addressed, postage-paid envelope is also enclosed for your convenience. We hope that you will be pleased with this new service offered to the Company's stockholders.

     As always, it is a pleasure serving you.

                                        Sincerely,




                                        David Mackiewich
                                        Chairman of the Board
                                        and President


Enclosures